SCHEDULE A

Amended as of March 1, 2019

to the
INVESTMENT ADVISORY AGREEMENT

between
THE ADVISORS’ INNER CIRCLE FUND

and
CAMBIAR INVESTORS, LLC

dated June 24, 2002

Pursuant to Article 3, the Trust shall pay the Adviser compensation at an annual rate as follows:

Name of Fund	Fee
Cambiar Opportunity Fund	0.60%
Cambiar International Equity Fund	0.90% on the first $2 billion in assets; 0.80% for assets between $2 billion and $10 billion; and 0.70% for assets over $10 billion
Cambiar Small Cap Fund	0.85%
Cambiar Global Ultra Focus Fund	0.90%
Cambiar SMID Fund	0.80%
Cambiar Global Equity Fund	0.75%
Cambiar International Small Cap Fund	0.90%

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND		CAMBIAR INVESTORS, LLC

By:	/s/ Matthew M. Maher	By:	/s/ Christine M. Simon
Name:	Matthew M. Maher	Name:	Christine M. Simon
Title:	Vice President & Asst. Secretary	Title:	Executive Director